mobistar

04 APR 14 AM 7:21

04024241

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

7 April 2004

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

mobistar

LIMITED LIABILITY COMPANY
THAT SOLICITS OR HAVE SOLICITED SAVINGS FROM THE PUBLIC
RUE COLONEL BOURG 149
1140 BRUSSELS

ENTERPRISE NUMBER 0456.810.810
(CR BRUSSELS 599.402)
VAT 456.810.810

NOTICE OF THE GENERAL SHAREHOLDERS' MEETING

The board of directors hereby invite the shareholders to participate in the general shareholders' meeting that will take place on 5 May 2004 at 11 a.m. at the company's registered office located at 149 Rue Colonel Bourg, 1140 Brussels.

The agenda of the meeting is as follows:

1. Presentation and discussion of the management report based on the annual accounts of the company as of 31 December 2003.

2. Auditor's report based on the annual accounts of 2003.

3. Approval of the annual accounts of the company as of 31 December 2003 and appropriation of results. Presentation of the consolidated accounts as of the same date.

    Proposed decision no° 1:

    "The general shareholders' meeting approves the annual accounts for the year two thousand and three including appropriation of results presented".

4. Discharge of directors and auditors for fulfilling their mandate.

    Proposed decision no° 2:

    'The general shareholders' meeting discharges every director and auditor for fulfilling their mandate until the thirty first of December of two thousand and three'.

5. Amendment of the Articles of Association.

Proposed decision n° 3:

« The general shareholders' meeting resolves to amend the Articles of Association as follows:

- Article 24: amendment of the second paragraph as follows:

« The audit committee shall be composed of at least three directors that do not exercise any other function in the company. The members of the audit committee shall be appointed by the board of directors ».

- Article 26: amendment of the second paragraph as follows:

« The remuneration committee shall be composed of at least three directors of which minimum two directors do not exercise any other functions in the company ».

6. Coordination of the Articles of Association – powers.

Proposed decision n° 4:

"The general shareholders' meeting gives authority to Mr. Johan Van den Cruijce, with a right of substitution, to restate the Articles of Association of the company, to have them signed and to deposit them with the registry of the competent tribunal of commerce, in compliance with the legal provisions on the subject."

Proposed decisions 1, 2 and 4 must be adopted by a simple majority of the votes present or validly represented. Proposed decision 3 must be adopted by three quarters of the votes provided that at least half of the share capital is represented.

In accordance with the Articles of Association of the Company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of bearer shares must deposit the shares by **Wednesday, 28 April 2004** at the latest, at the head offices, branch offices or agencies of ING Bank or KBC Bank.

In accordance with the Articles of Association of the Company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of registered shares must notify the board of directors of their intention to participate in the general shareholders meeting, by **Wednesday, 28 April 2004** at the latest.

Board of Directors